Mail Stop 6010


      March 8, 2006


Via U.S. Mail and Facsimile to (514) 488-1880

Yves Grou
Chief Financial Officer
LMS Medical Systems Inc.
181 Bay Street, Suite 2500
Toronto, Ontario
Canada M5J 2T7


	Re:	LMS Medical Systems, Inc.
		Form 20-F for the Fiscal Year Ended March 31, 2005
		Filed June 23, 2005
      File No. 001-32272

Dear Mr. Grou:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 20-F for the Fiscal Year Ended March 31, 2005

Item 15 - Controls and Procedures, page 79

1. We note that you are using this form as an annual report filed under Section 13(a) or 15(d) of the Exchange Act. Accordingly, please amend the filing to disclose the conclusions of the your principal executive and principal financial officers regarding the effectiveness of the your disclosure controls and procedures (as defined in 17 CFR 240.13a-15(e) or 240.15d-15(e)) as of the end of the period covered by the report, based on the evaluation of these controls and procedures required by paragraph (b) of 17 CFR 240.13a-
15 or 240.15d-15.

2. In this regard, please amend the filing to disclose any change in the your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d-15 that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the your internal control over financial reporting.

Item 19 - Exhibits, page 80

3. We note that the certifications filed as Exhibits 12.1 and 12.2 were not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. Accordingly, please file an amendment to your Form 20-F that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.




	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at
(202) 551-3554.




								Sincerely,



								Jay Webb
								Reviewing Accountant

Yves Grou
LMS Medical Systems Inc.
March 8, 2006
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